FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  21 March 2007


                               File no. 0-17630


                           Further re Scrip Dividend



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Further re Scrip Dividend



21st March 2007

CRH plc

2006 Final Dividend Scrip Alternative

-----------------------


CRH plc announces that the price of a New Share in respect of the 2006
Final Dividend Scrip Alternative will be EUR29.92. The entitlement will be one New Share for every 97.142857 shares held where dividend withholding tax applies and for every 77.714286 shares held where dividend withholding tax does not apply.

Enquiries:

Angela Malone

Company Secretary

Tel: 00 3531 6344 340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  21 March 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director